[redacted]

09055626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 52836

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Partners Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 2200
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Vidergauz, Managing Director and Chief Executive Officer 310-478-7899
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 3 2009 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC Mail Processing Section
FEB 25 2009
Washington, DC
103

AB 3/12

OATH OR AFFIRMATION

I, Mark Vidergauz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Partners Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Chief Executive Officer

Title

Notary Public

LEIGH A. RAHN
Commission # 1790003
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

REPORT PURSUANT TO RULE 17a-5

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
CONTENTS

Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-5

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Sage Partners Securities, LLC

We have audited the accompanying statement of financial condition of Sage Partners Securities (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sage Partners Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 13, 2009

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	149,386
Certificate of deposit		2,005,216
Investment banking fees receivable		40,955
Prepaid expenses		14,398
	$	2,209,955
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	11,790
Payable to Parent		66,764
Total liabilities		78,554
Member's equity		2,131,401
	$	2,209,955

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles, California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Sage is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures, does not plan to be a securities market maker, and will generally not hold any security positions.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers investments in short term money market instruments to be cash equivalents. At December 31, 2008, the Company had invested approximately $96,000 in money market funds.

The cash balance in the accompanying statement of financial condition is maintained with one institution.

Fair Value

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This statement defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculation. SFAS No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

- Level 1 – unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date
- Level 2 – inputs that are observable in the marketplace other than those inputs classified as Level 1
- Level 3 – inputs that are unobservable in the marketplace and significant to the valuation

SFAS No. 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation Techniques

The Company values its investment in the certificate of deposit at cost, plus accrued interest earned. The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the applicable valuation date.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. Advisory service revenues are non-refundable retainer fees collected in advance and are deferred and amortized over the estimated period the services are provided.

Income Taxes

The Company is organized as a limited liability company for federal and state income tax purposes. The tax consequences of the Company's operations accrue to the members of the Parent, which is taxed as a partnership. Accordingly, the Company has not recorded any such tax amounts. The Company is subject to California franchise taxes imposed on limited liability companies.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statement for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and has adopted the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts in income and expenses during the reporting period. Actual results could differ from those estimates.

2. Concentrations

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

3. Fair value measurements

The Company's assets are recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

3. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Certificate of deposit	$ 2,005,216	$ -	$ -	$ 2,005,216

4. Transactions with Parent

Pursuant to a management fee agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $1,200,000 as a management services fee for the year ended December 31, 2008.

Effective January 1, 2009, the Company entered into a new management fee agreement with the Parent. The new agreement calls for monthly management services fees in the amount of $300,000.

5. Net capital requirements

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $2,064,000, which was approximately $2,059,000 in excess of its minimum requirement of $5,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

END